EXHIBIT 41.3
                                                                    ------------



          MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2003

The following is management's discussion and analysis ("MD&A") of Viking's operating and financial results for the years ended December 31, 2003 and 2002 as well as information and opinions concerning the Trust's future outlook based on currently available information. This MD&A should be read in conjunction with the Trust's December 31, 2003 and 2002 consolidated financial statements and related notes.

FORWARD-LOOKING INFORMATION

This MD&A contains forward-looking or outlook information which reflect management's expectations regarding the Trust's future growth, results of operations, performance and business prospects and opportunities. The use of words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe", "outlook", "forecast" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in these forward looking statements. Although management believes the expectations reflected in these forward-looking statements are reasonable, there can be no assurances that actual results will be consistent with these forward-looking statements. Readers should not put undue reliance on forward-looking information. These statements are made as of the date hereof and management assumes no obligation to update or revise these statements to reflect new events or circumstances.

In addition, forecast results could differ materially from actual results due to the risk factors as discussed in the "Business and Operational Risks" section of this MD&A. It should also be noted that Barrels of Oil Equivalent (BOE) amounts in this MD&A are derived by converting gas to oil in the ratio of 6 mcf to one barrel of oil. The use of BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf:1bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

RESERVES DISCLOSURE

Where any disclosure of reserves data is made in this MD&A that does not reflect all reserves of the Trust, the reader should note that the estimates of reserves and future net revenue for individual properties or groups of properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties. Any reference to "established reserves" has the meaning of the January 1, 2003, COGE Handbook, proved plus 50% of probable reserves, which is similar but not identical to the January 1, 2004 definition of proved plus probable reserves. For further detailed information on the Trust's final reserves effective January 1, 2004, please refer to the press release dated March 23, 2004 "Viking Energy Royalty Trust Announces Year-End Reserves".

MISSION, CORE BUSINESS, STRATEGY & SENIOR MANAGEMENT CHANGES

Viking Energy Royalty Trust is a conventional oil and gas royalty trust. The purpose of the Trust is to generate monthly cash distributions for its Unitholders. These are principally provided from cash flow generated by:

         o Royalty interests on oil and gas properties granted by subsidiaries of the Trust,

         o        Distribution income generated from oil and gas properties,

         o Interest income on loans to subsidiaries to invest in and/or acquire oil and gas properties, partnerships and corporations,

         o        Repayment of loans by subsidiaries.

The Trust's operations are focused in Alberta and Saskatchewan and its production is weighted approximately 63% crude oil and liquids and 37% natural gas. Viking's mission is to provide stable long-term returns as a consistent and respected performer within the energy income trust sector. Delivering on this mission will require Viking to meet four key objectives:

         1. The Trust will maintain a quality asset base with a portfolio of long-life, relatively low-decline oil and natural gas properties in western Canada. Viking maintains and seeks to maintain and enhance the value of this asset base by:

                  o Maintaining and, wherever possible, increasing production;

                  o        Operating its assets whenever possible;

                  o Expending limited annual development capital on internally identified exploitation opportunities;

                  o Focusing on safety and ensuring that the Trust meets or exceeds all environmental standards.

         2. The Trust will replace reserves and increase its asset base by applying rigorous selection criteria to value-added, strategic acquisitions that are accretive to Unitholders.

         3. The Trust will make prudent use of leverage and access the capital markets to ensure that its balance sheet is strong in every cycle of the oil and gas business.

         4. The Trust will seek to be an employer of choice for the right people.

In addressing some of these objectives, the Trust took action to strengthen its technical team with the initial step of hiring Mr. John McGilvary as Chief Operating Officer (C.O.O.) effective July 1, 2003. Mr. McGilvary is responsible for overseeing all technical analysis of Viking's current asset base as well as potential acquisitions. This analysis includes the review of reserves, production management and asset exploitation opportunities. Mr. McGilvary is a professional geologist who brings 30 years of oil and gas industry experience to the Trust. Over the past six years, he has provided geological and administrative services to Viking. Mr. McGilvary's first course of action as C.O.O. was to further strengthen Viking's technical team by hiring an additional five professionals; two senior geologists, a senior reservoir engineer and two evaluation engineers. These individuals complement an existing strong asset management group and will help to ensure that Viking can source, identify and complete value-added acquisitions while prudently managing the Trust's current asset base.

Through the year, the Trust accepted the resignations of Viking's Chief Financial Officer ("C.F.O.") & Executive Vice President, Vice President of Operations and Vice President of Business Development. In early January 2004, the Trust announced the resignation of A. Kirk Purdy, the Chief Executive Officer ("C.E.O."), President and Director, pending a successful search for his replacement. On April 1, 2004, the Trust announced the appointment of Mr. John
E. Zahary as President and CEO. Mr. Purdy and the remaining management team, with guidance from and consultation with the Board of Directors, will continue to operate the Trust as usual, until Mr. Zahary assumes the position of President and CEO formally at the end of April. A strategic evaluation and the means to achieve the Trust's mission, described above, will be reviewed by the new C.E.O.. Until this occurs the Trust will continue operations as usual.

OVERALL PERFORMANCE

The following table sets forth selected consolidated financial information of the Trust as at and for the years ended December 31, 2003, 2002, and 2001:

-------------------------------------------------------------------------------------------
                                                              Years Ended December 31,
 (thousands of $ except per Trust Unit)                     2003         2002         2001
-------------------------------------------------------------------------------------------
Petroleum and natural gas revenue                      $ 229,190    $ 134,697    $ 137,305
-------------------------------------------------------------------------------------------
Total revenues, net of royalties                       $ 188,285    $ 116,198    $ 116,534
-------------------------------------------------------------------------------------------
Funds from operations                                  $ 115,729    $  68,792    $  67,621
-------------------------------------------------------------------------------------------
Net (loss) income                                      $ (45,095)   $  16,911    $  29,756
-------------------------------------------------------------------------------------------
Net (loss) income per Trust Unit(1)                    $   (0.62)   $    0.31    $    0.75
-------------------------------------------------------------------------------------------
Unitholder distributions                               $ 106,560    $  62,475    $  73,326
-------------------------------------------------------------------------------------------
Distributions per Trust Unit                           $    1.28    $    1.16    $    1.91
-------------------------------------------------------------------------------------------
Total book value of assets                             $ 639,685    $ 393,100    $ 402,312
-------------------------------------------------------------------------------------------
Working Capital Deficit                                $  (4,878)   $  (1,933)   $  (1,537)
-------------------------------------------------------------------------------------------
Total Bank Loan (current and long-term)                $ 123,666    $  92,768    $  87,037
-------------------------------------------------------------------------------------------
Unitholders' equity                                    $ 420,182    $ 229,162    $ 251,122
-------------------------------------------------------------------------------------------
Trust Units outstanding at year end                       96,859       54,715       51,056
-------------------------------------------------------------------------------------------
Trust Unit price at year end                           $    5.65    $    7.07    $    6.42
-------------------------------------------------------------------------------------------

Note:    (1) Net income per Trust Unit on a diluted basis for 2003, 2002, and
2001 was ($0.62), $0.31 and $0.74 respectively.


         o In early 2003, the Trust acquired KeyWest Energy Corporation ("KeyWest") for $327.0 million which contributed to the majority of Viking's growth when compared to the year ended December 31, 2002.

         o Total revenues increased 70% in 2003 compared to 2002, mainly attributable to higher production volumes from 2003 acquisitions and higher natural gas prices in 2003. Total revenue for 2002 remained relatively flat compared to 2001 because Canadian dollar oil prices remained flat year-over-year. Natural gas prices were lower in 2002 compared with 2001, but the Trust's increased natural gas production offset this.

         o        Total revenues net of royalties increased by 62% over 2002.
                  This is slightly lower than the 70% increase in revenues because the KeyWest properties acquired in 2003 had a higher royalty rate. Comparing 2002 to 2001 is relatively flat as expected.

         o Funds from operations increased by 68% in 2003 due to the current year acquisitions. This is consistent with the increase in revenues for 2003. This amount in 2002 remained flat compared with 2001, as there were no significant acquisitions in 2002 which is also consistent with the revenue change year-over-year.

         o        Net income in 2003 decreased by 367% when compared to 2002.
                  This was driven mainly by an impairment of the KeyWest oil and natural gas properties of $130.0 million. Net income for 2002 decreased by 43% when compared with 2001. This decrease was mainly due to the expensing of the $8.3 million cost of internalizing the Manager of the Trust (as disclosed in Note 5 to the Trust's Consolidated Financial Statements).

         o Unitholder distributions were 71% higher than 2002 due to additional cashflow from 2003 acquisitions. On a per Unit basis, this increase was only 10% year-over-year mainly due to the dilution impact of issuing Trust Units in 2003 after the KeyWest acquisition.

         o Unitholder distributions in 2002 compared to 2001 decreased by 15%. This was because the Trust only distributed 90% of its funds from operations in 2002. In 2001 this ratio was 110%. On a per unit basis, there was a 39% decrease year-over-year, which is due to the dilution impact of issuing more units and a more conservative distribution policy.

Total assets increased by 63% in 2003 over 2002. This is mainly attributable to the 2003 acquisitions. Total assets in 2002 decreased by 2% as expected since there was no significant acquisition activity in 2002.

         o The working capital deficit in 2003 increased by $2.9 million compared to 2002 because of the convertible debenture interest accrued and payable on January 31, 2004. These debentures were issued in 2003. As expected, the working capital deficit for 2002 compared with 2001 remained about the same.

         o The Trust's bank loan of December 31, 2003, was $30.9 million higher than at the end of 2002. This was mainly from debt acquired with the KeyWest acquisition in 2003. The increase of $5.7 million in 2002 compared to December 31, 2001, was mainly from the capital development program in 2002.

Unitholders' Equity increased by $191.0 million in 2003 mainly due to the issuance of Trust units on the acquisition of KeyWest and in two public offerings. The decrease of $22.0 million in Unitholders' equity for 2002 compared to 2001 was a result of lower net income.

Trust Units outstanding at the end of 2003 increased 77% over 2002 mainly from Trust Units issued in the KeyWest acquisition in 2003 and two subsequent public offerings. Trust Units outstanding at the end of 2002 increased 7% over 2001 mainly due to one public offering in 2002.

RESULTS FROM OPERATIONS

The year ended December 31, 2003 has proven to be one of Viking's most active in all areas with the internalization of its management company, one corporate acquisition, one major property acquisition, three financings, the largest capital development program to date and a number of senior management changes. A chronology of the year's highlights brings these events into context:

OPERATIONAL

         o January 2, 2003 - Viking integrates its management company, Viking Management Ltd. (VML).

         o January 15, 2003 - Viking completes the issuance of $75.0 million worth of 5-year Convertible Debentures (the "Debentures") with a 10.5% coupon rate.

         o February 26, 2003 - Viking completes the acquisition of KeyWest Energy Corporation ("KeyWest") for $327.0 million through a plan of arrangement.

         o May 15, 2003 - Viking acquires the Alexis and Lea Park group of assets for $24.4 million.

         o May 29, 2003 - Viking raises net proceeds of $47.6 million through the issuance of 8.0 million Trust Units.

         o October 7, 2003 - The Trust raises net proceeds of $40.4 million through the issuance of 6.8 million Trust Units.

MANAGEMENT AND BOARD CHANGES

         o July 1, 2003 - Viking strengthens its senior management team with the addition of Mr. John McGilvary, a professional geologist with 30 years of oil & gas experience as Chief Operating Officer ("C.O.O")

         o October 2003 - William A. Friley and David J. Boone are appointed to the Trust's Board of Directors.

         o        January 21, 2004 - the Trust announces the resignation of Mr.
                  A. Kirk Purdy as President, C.E.O. and Director pending the successful search for his replacement.

ACQUISITIONS IN 2003

The Trust acquired KeyWest Energy Corporation ("KeyWest") effective February 26, 2003 through a plan of arrangement. The total purchase price after final adjustments was $327.0 million (including acquired debt of $77.6 million). The purchase price consideration was comprised of $175.9 million in Trust Units and a $66.0 million cash payment. The cash payment was funded from the proceeds of the issuance of $75.0 million worth of 10.5% unsecured subordinated convertible debentures.

The KeyWest acquisition added approximately 5,800 BOE/d to the Trust's average annual production, lower than the forecast of approximately 6,900 BOE/d. This acquisition represented production growth of approximately 47% over 2002. Lower than expected production from the Bassano and Chin Coulee fields contributed to the majority of the shortfall. Initial steep declines in these areas stabilized late in 2003. Initial established reserves acquired were estimated to be 25.8 MMBOE. The performance from these assets was weaker than expected and led to downward technical revisions of the KeyWest reserves of approximately 34%. A further implication of these revisions is that the Trust incurred a ceiling test write-down of $130 million ($85 million after the impact of future income taxes) under the new full cost accounting guideline 16 issued by the CICA in 2003. If the Trust had not implemented the new guideline, there would not have been an impairment of Viking's capital assets. See "Impact of New Accounting Pronouncements and Continuous Disclosure Requirements" discussed later in this MD&A.

In May of 2003, the Trust, together with a related private company (see Note 16 to the Trust's consolidated financial statements), acquired an interest in the Alexis/Lea Park area for $24.4 million in cash. Initial production from these properties was approximately 650 BOE/d. A successful natural gas drilling program in the second half of 2003 increased year-end production to approximately 1,200 BOE/d.

The following discussion highlights the impact of these acquisitions on the Trust's financial and operational results for the year ended December 31, 2003.

PRODUCTION

Year-to-date                                            2003    2002  Increase %
--------------------------------------------------------------------------------
Crude oil            (bbl/d)                          10,678   7,054      51
Liquids              (bbl/d)                             456     320      43
Natural gas          (mcf/d)                          38,950  30,358      28
--------------------------------------------------------------------------------
Total Production     (BOE/D)                          17,626  12,434      42
--------------------------------------------------------------------------------

         o Approximately 88% of the total increase relates to the KeyWest acquisition. KeyWest contributed to 100% of the crude oil & liquids production growth and approximately 56% of the natural gas production growth.

         o The Alexis/Lea Park asset acquisition completed in May along with a successful drilling program in the Lea Park area have contributed to the remaining 44% growth in natural gas production.

         o Fourth quarter 2003 production was consistent with the Trust's third quarter forecast of 18,084 BOE/d.

The acquisitions of KeyWest and Alexis/Lea Park have provided the Trust with five new core areas; Bashaw, Bassano, Chin Coulee, Carbon and Alexis/Lea Park. In line with management's strategic objective, these acquisitions have helped to diversify the Trust's production portfolio, reducing its dependence on any one core area. For example, Viking's reliance on production from the Bellshill assets was reduced from 34% of total production at the end of 2002 to 19% at the end of 2003. Bashaw is the only other area within Viking's asset base that contributes more than 10% of the Trust's production. This area represents approximately 13% of Viking's production portfolio.

The current year acquisitions modestly increased Viking's oil production weighting as a percentage of its total BOE production as demonstrated by the table below:

PRODUCT                                 2003 SPLIT       2002 split     Change %
--------------------------------------------------------------------------------
Crude oil                                  61  %             57  %          4  %
Liquids                                     3  %              3  %         --
Natural gas                                36  %             40  %         (4) %
--------------------------------------------------------------------------------

In 2003, the Alberta Energy and Utilities Board ("A.E.U.B.") ruled that natural gas producing properties falling within a specific area in Northern Alberta will be subject to shut-in production in an effort to protect required natural pressure (provided by the natural gas reserves in this area) to produce oil sands bitumen. Management estimates that the Trust has one property that is affected by the gas over bitumen dispute, resulting in the shut-in of approximately 650 mcf/d (108 BOE/d) of production or less than one percent (on a BOE basis) of the Trust's forecast 2004 production.

For 2004, the Board of Directors approved a $30.0 million capital program. This program is targeted at managing the Trust's production decline and offsetting potential lost production from the gas over the bitumen issue. Viking anticipates that the successful completion of this program will generate average production between 16,000 - 16,500 BOE/d in 2004. This production forecast is lower than the Trust's initial forecast of 17,050 issued on February 24, 2004. Lower than initially forecast performance at the Bashaw and Tweedie areas are the source of the revision.

However, there are no assurances that the Trust's oil and natural gas properties will meet this target average production. It should be noted that similar to other issuers in the oil and gas industry, the Trust's properties are subject to natural declines. There is a development risk associated with capital enhancement activities that may not result in reserve additions or in sufficient quantities to replace annual production declines. To mitigate this risk, Viking performs a risked analysis on all development programs and proceeds with the highest ranked programs first.

SALES AND PRICES

Viking sells all of its product to third parties with strong market presence and high credit ratings. To diversify the Trust's exposure to credit and transportation risk, Viking sells each product to more than three counter-parties. Delivery commitments are disclosed further in Note 19 to the Consolidated Financial Statements.

Viking's year-to-date realized sales netbacks were 20% higher in 2003 on a per BOE basis when compared to 2002. West Texas Intermediate at Cushing, Oklahoma ("WTI") is the benchmark oil price for North American crude oil prices. The Average Posted Edmonton Par ("Edmonton Par") price is principally the WTI price converted to Canadian dollars and adjusted for transportation costs. Viking's most relevant benchmark for crude oil is the Edmonton Par price.

For natural gas, in 2003 and 2002 the Trust sold approximately 85% of its product in the spot market. The majority of the Trust's natural gas production is in Alberta and therefore, the most relevant benchmark price is the AECO daily ("AECO daily") index price. The AECO daily price is denominated in Canadian dollars. The table below shows the trend in Viking's realized sales prices before hedging and their benchmark counterparts:

VIKING'S REALIZED PRICES (BEFORE HEDGING)                       2003            2002     Change
-------------------------------------------------------------------------------------------------
Crude oil per barrel                                     $     36.91      $    35.25      5  %
Liquids per barrel                                       $     34.51      $    25.97     33  %
Natural gas per Mcf                                      $      6.45      $     3.94     64  %
-------------------------------------------------------------------------------------------------
VIKING'S REALIZED SALES PER BOE                          $     37.51      $    30.29     24  %
-------------------------------------------------------------------------------------------------
TOTAL OIL & GAS REVENUE (000's)(1)                       $   229,190      $  134,697     70  %
-------------------------------------------------------------------------------------------------
Note 1: Includes hedging losses of $12,348,000 in 2003 and $2,804,000 in 2002.

AVERAGE 2003 BENCHMARK PRICES                                   2003            2002     Change
-------------------------------------------------------------------------------------------------
WTI ($US/bbl)                                            $     31.04      $    26.03      19  %
$1 Cdn : $1 US                                           $      0.72      $     0.64      13  %
Edmonton Par ($Cdn/bbl)                                  $     43.15      $    39.92       8  %
AECO daily index ($Cdn/mcf)                              $      6.66      $     4.05      64  %
-------------------------------------------------------------------------------------------------

         o The most significant impact on Canadian crude oil prices in 2003 was the increase in the value of the Canadian dollar relative to the US dollar. Note from the table above that the $US based WTI price increased by 19% while the average posted Edmonton Par price denominated in Canadian dollars increased by only 8%. After the effects of hedging, the Trust's realized oil price for 2003 was $34.98/bbl compared to $33.87/bbl in 2002.

         o The difference between Viking's realized crude oil price and the Edmonton Par price is a reflection of Viking's product quality relative to the posted price. In 2003, the Trust received approximately 86% of Edmonton Par compared to 88% in 2002. The acquired KeyWest assets have a slightly lower quality, which contributed to this decrease.

         o The rise in natural gas prices accounted for 75% of the increase in the Trust's total realized sales prices before the effects of hedging in 2003. The Trust produces dry sweet gas and therefore quality adjustments are minimal. Natural gas prices are negotiated based on the AECO daily price adjusted for transportation costs. The benchmark price listed above has not been adjusted. After the effects of hedging, the Trust's natural gas price for 2003 was $6.12/mcf compared to $4.01/mcf in 2002, a 53% increase.

         o Fourth quarter 2003 oil prices received by the Trust before hedging were $0.32/bbl lower than in the third quarter and $2.33/bbl lower than the same period in 2002. As discussed above, while WTI prices in 2003 were higher than 2002, the increase in the value of the Canadian dollar relative to the US dollar contributed to a relatively lower Canadian dollar netback.

         o Viking's fourth quarter 2003 natural gas prices before hedging were $0.05/mcf higher than the same period in 2002. These prices were $0.25/mcf lower than in the third quarter of 2003, mainly attributable to historically high natural gas storage levels in the U.S.

RISK MANAGEMENT PROGRAM

Viking periodically enters into financial and physical contracts to protect Unitholder distributions from negative commodity price risk. These contracts are not usually for more than a one year period. Since oil pricing is based in US dollars, the Trust will also protect a portion of its oil revenue against fluctuations in the foreign exchange rate between the Canadian and US dollar. Viking also regularly evaluates its exposure to fluctuations in the commodity portion of its electricity costs and from time to time enters into financial instruments to manage this risk.

To minimize credit risk, all financial instruments such as commodity price and foreign exchange swaps and collars are only placed with major Canadian financial institutions. Contracts for purchases of electrical power are only placed with a major utility retailer with a high credit rating. Currently, the board of directors must approve all hedging activities. The Trust's 2004 production remains relatively unhedged and Management and the Board actively review the Trust's hedging practices in the context of its strategic plan. Details of the Trust's financial instruments are found in Note 18 to the consolidated financial statements.

Viking maintained an active hedging program in 2003 aimed at stabilizing distributions by establishing support levels at or above the Trust's forecasts. The following table reflects the results of the hedging programs for 2003 and 2002.

                                                                    2003         2002       change
---------------------------------------------------------------------------------------------------
CRUDE OIL
    Production hedged                                                52%          54%         (2%)
---------------------------------------------------------------------------------------------------
    Crude oil price before hedging                            $    36.91   $    35.25    $    1.66
    Oil commodity loss per bbl                                $   (2.72)   $   (1.17)    $  (1.55)
    Foreign exchange gain (loss) per bbl                      $     0.79   $   (0.21)    $    1.00
---------------------------------------------------------------------------------------------------
    Crude oil price after hedging per bbl                     $    34.98   $    33.87    $    1.11
---------------------------------------------------------------------------------------------------
NATURAL GAS
    Production hedged (%)                                            58%          35%          23%
---------------------------------------------------------------------------------------------------
    Natural gas price before hedging per mcf                  $     6.45   $     3.94    $    2.51
    Hedging (loss) gain per mcf                               $   (0.33)   $     0.07    $  (0.40)
---------------------------------------------------------------------------------------------------
    Natural gas price after hedging per mcf                   $     6.12   $     4.01    $    2.11
---------------------------------------------------------------------------------------------------
TOTAL HEDGING LOSS PER BOE                                    $   (1.92)   $   (0.62)    $  (1.30)
---------------------------------------------------------------------------------------------------

For 2004, Viking has hedged an average of 10% of its forecast oil production and 9% of its forecast natural gas production. Management and the Board of Directors continue to evaluate the market environment for hedging opportunities.

ROYALTIES

($/BOE)                                                  2003     2002    change
--------------------------------------------------------------------------------
Sales Price before hedging                              37.51    30.29      7.22
Royalties                                                6.36     3.94      2.42
Royalties as % of sales                                  17.0     13.0       4.0
--------------------------------------------------------------------------------

The increase in the royalty rate as a percentage of sales is due to the following:
o The KeyWest assets are mainly freehold properties which have a higher royalty rate attached to them. Royalties on the KeyWest assets make up 44% of Viking's total royalties.

o Year-over-year natural gas prices are higher resulting in higher sliding scale crown royalty rates.

o Q4 2003 royalties as a percentage of revenues were consistent with Q3 2003 at approximately 17% of revenues. Year-over-year Q4 royalties increased as a percentage of revenue due to the KeyWest assets.

OPERATING EXPENSES

($/BOE)                                                  2003     2002    change
--------------------------------------------------------------------------------
Operating Expenses                                       8.31     7.94      0.37
Power Expenses (after hedging)                           2.10     1.78      0.32
Power as % of Operating Expenses                          25%      22%       n/a
--------------------------------------------------------------------------------

         o As shown in the table above, the increase in year-over-year operating expenses is mainly attributable to an increase in the Trust's power costs. The properties acquired in 2003 had lower operating costs, averaging $6.91 per BOE for the year. Lower production levels from the other Viking assets with relatively fixed operating costs offset these lower operating cost assets. Operating costs on a total dollar basis have increased mainly due to the KeyWest and Alexis acquisitions.

         o Q4 2003 operating expenses increased by 7% on a BOE basis from Q3 2003 mainly due to a higher amount of workovers and lower production in the fourth quarter. Year-over-year Q4 operating expenses increased by 5% again mainly due to higher power costs.

         o It is management's objective to manage operating expenses and continually focus on reducing operating costs wherever possible.

OPERATING NETBACKS

The operating netback is derived by deducting royalty and operating expenses from sales. This netback is an important measure of Viking's business, as it measures our net operating cash received per barrel of oil equivalent. Operating netbacks increased by 18%, or $3.17 per BOE, to $20.77 per BOE for the year ended December 31, 2003 compared to the same period in 2002. The increase is primarily the result of higher commodity prices offset in part by higher royalty and operating expenses

Operating netbacks are very sensitive to movement in oil and natural gas prices. The Trust expects 2004 realized commodity prices to average lower than in 2003, mainly because of a stronger Canadian dollar, less instability over Iraq, and historically high natural gas storage levels early in 2004.

QUARTERLY PERFORMANCE

($ millions except per unit amounts)          2003                            2002
-------------------------------------------------------------- -------------------------------
                                   Q1      Q2      Q3      Q4      Q1      Q2      Q3      Q4
-------------------------------------------------------------- -------------------------------
Net Revenue                      44.2    50.3    47.0    46.8    25.9    29.4    30.3    31.2
-------------------------------------------------------------- -------------------------------
Net Income (loss)(1)             16.6    21.8     8.7   (92.2)    4.1     7.6     7.8    (2.6)
   Per Unit(2)                   0.23    0.23    0.08   (0.97)   0.08    0.14    0.14   (0.05)
-------------------------------------------------------------- -------------------------------

Note (1): Net income (loss) and income from continuing operations are identical. Note (2): Quarterly net income (loss) per unit and diluted income per unit are the same in 2003 and 2002.

The above table highlights Viking's quarterly performance for the years ended 2003 and 2002.

         o Net revenues were primarily impacted by higher volumes as a result of acquisitions completed in 2003 and higher commodity prices. Declining revenues later in 2003 were the result of an increase in the value of the Canadian dollar reducing crude oil sales netbacks.

         o Net income in the first through third quarters of 2003 was higher than comparable periods in 2002 mainly due to higher production volumes from 2003 acquisitions. In the second quarter of 2003, the Trust also recognized an $8.5 million future income tax recovery due to a revision of applicable tax rates to the Trust.

         o The fourth quarter net loss in 2003 reflects the recording of an impairment of $130 million ($85 million after the effect of taxes) on the net book value of the Trust's oil and gas assets.

         o The fourth quarter net loss in 2002 resulted from the expensing of the internalization transaction. This transaction reduced fourth quarter 2002 net income by $8.3 million.

GENERAL & ADMINISTRATIVE AND SEVERANCE EXPENSES

($/BOE)                                                           2003         2002      change
----------------------------------------------------------------------- ------------ -----------
General & Administrative (G&A)                                    1.40         1.05        0.35
Severance & Other                                                 0.37           --        0.37
Management Fees                                                     --         0.63      (0.63)
----------------------------------------------------------------------- ------------ -----------

         o The increase in G&A is due to an increase in staff after the KeyWest acquisition, lower overhead recoveries on acquired properties and additional salary expense that was previously absorbed by the management company (as described in Note 16 of the Trust's consolidated financial statements). With the internalization of Viking Management Ltd. (VML), these expenses are now absorbed by the Trust.

         o Non-cash G&A related internalization costs were $0.4 million in 2003.

         o Total severance expenses in 2003 were one-time payments of $1.9 million related to the departure of three officers of the Trust.

         o Management fees were eliminated when the Trust acquired VML effective December 31, 2002. The total acquisition cost of $8.3 million was effectively recovered in 2003 after taking into consideration management and acquisition fees that would have been paid in the current year had the internalization transaction not occurred. Further details of this transaction are disclosed in Note 5 to the Consolidated Financial Statements.

Subsequent to the internalization of VML, the Trust's Board of Directors created a Compensation Committee. This committee is responsible for setting the annual incentive plan, monitoring compensation for all employees of the Trust and determining compensation for senior management. Prior to the internalization of VML, the determination of compensation was controlled by VML.

The Board of Directors approved in 2003, an annual incentive plan designed to align management's objectives with those of Unitholders, through the use of corporate performance measures. Awards under this plan may be settled in cash and/or Trust Units at the discretion of the Compensation Committee of the Board of Directors. The unit award incentive plan has been conditionally approved by the TSX and is pending approval by the Unitholders at the Trust's Annual and Special Meeting on June 9, 2004. As such, no Trust Unit awards were granted under the plan in 2003.

INTEREST EXPENSE & CONVERTIBLE DEBENTURES

Interest expense for the year increased to $6.5 million in 2003 (2002 - $3.7 million) due to higher average debt levels after acquiring KeyWest at the end of February 2003 and the acquisition of the Alexis/Lea Park assets in May. The following transactions impacted average debt levels throughout 2003:
o KeyWest debt acquired at the end of February of $77.6 million o Alexis/Lea Park acquisition in May of $24.4 million o $47.7 million in net proceeds from May Trust Unit financing applied to debt o $40.4 million in net proceeds from October Trust Unit financing applied to debt.

Viking issued $75.0 million in 10.5% Unsecured Subordinated Convertible Debentures (the "Debentures") on January 15, 2003. The Debentures mature in 2008 and interest payments are made semi-annually on January and July 31. As of December 31, 2003, $702,000 in Debentures were converted into Trust Units. The Debentures meet the criteria as set out in Canadian GAAP to be treated as equity and not debt. Therefore, all interest payments are treated as a reduction of equity similar to Unitholder distributions and not as interest expense. The first interest payment was made on July 31, 2003. Unitholders are not entitled to the cash required to pay the interest on these Debentures. Therefore, in the determination of cash available for distribution (a non-GAAP measure derived from Funds from Operations used by the Trust as set out in its Trust indentures to determine how much cash is available to distribute to Unitholders), the interest related to the Debentures is deducted.

CRITICAL ACCOUNTING ESTIMATES

DEPLETION

The Trust accounts for oil & gas properties using the full-cost method of accounting. Under this method, depletion and restoration expenses are recorded using the unit-of-production method. In addition, when the Trust acquires companies, a future income tax balance is recorded on the difference between the future taxable cash flow and the tax pools acquired. The offset to the future income tax is booked to capital assets. This generates a higher depletion rate, which is offset over time by the future income tax recovery. The following table reflects the current year expense before the impact of the 2003 ceiling test write down:

($000's except percent and per BOE amts)                   2003         2002     Difference
-------------------------------------------------------------------------------------------
Depletion Expense                                    $   82,771    $  48,117     $  34,654
Gross Capital Assets                                 $  940,890    $ 569,154     $ 371,736
-------------------------------------------------------------------------------------------
% of Gross Capital Assets                                  8.8%         8.5%          0.3%
-------------------------------------------------------------------------------------------
Depletion rate per BOE                               $    12.87    $   10.60     $    2.27
-------------------------------------------------------------------------------------------

The increase in depletion year-over-year both on a gross and per BOE basis is mainly due to the KeyWest acquisition. The initial depletion rate attached to the KeyWest assets was $14.13 per BOE. When compared with the Trust's prior year depletion rate of $10.60 per BOE, the relative increase is expected. The year-end independent review of reserves resulted in a 15% decrease on opening proved reserves adjusted for acquisitions and production. Since the denominator of the depletion calculation (proved reserves) decreased by more than expected, the Trust saw a higher depletion rate of $14.48 per BOE in the fourth quarter of 2003.

Depletion is an estimate of the reduction in recoverable costs of oil and gas properties during the year, matched against the related income. It is based on reserve estimates which are evaluated by an independent third party. The determination of the quality and quantity of recoverable reserves is also an area of risk to Unitholder return and future distributions. Oil and gas reserves are integral to assessing our expected future financial performance, preparing our financial statements and making investment decisions. There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves, including many factors beyond our control. The reserves used in calculating depletion and impairment of capital assets represent estimates only. Further details surrounding the estimation of reserves are provided in the "Additional Business and Operational Risks" section later in this MD&A.

Viking mitigates this risk by having the reserves evaluation performed by a reputable third party consultant. Viking's Reserves Committee of the Board of Directors reviews the work and independence of this firm. The focus is to invest in mature, longer life properties with a higher proved producing component. These types of properties generally have a lower reserve risk and cash flows are more predictable.

IMPAIRMENT OF OIL AND NATURAL GAS PROPERTIES

At December 31, 2003, the Trust implemented the new full cost accounting guideline for the oil and gas industry (AcG 16 - "Oil and Gas Accounting Full Cost"). This guideline provides new guidance in conducting the ceiling test on oil and gas assets. The new ceiling test requires management to determine a fair value of the oil and gas assets. This should be determined by estimating the present value of future cash flows based on management's best estimate of the future operating environment using proved plus probable reserves. The old ceiling test (under AcG 5 - full cost accounting in the oil and gas industry) determined the recoverable amount of capital assets to be the undiscounted future value of cash flows based on year-end estimates using total proved reserves.

Given the significant assumptions required and the possibility that actual conditions will differ, we consider the assessment of impairment to be a critical accounting estimate. A change in this estimate would impact our business. It is difficult to determine and assess the impact of a decrease in our proved reserves on our impairment tests. The relationship between the reserve estimate and the estimated undiscounted cash flows is complex. As a result, we are unable to provide a reasonable sensitivity analysis of the impact that a reserve estimate decrease would have on our assessment of impairment. We do, however, have confidence in our reserve estimates. In addition, the price forecasts used to determine the fair value are based on publicly posted pricing forecasts of reputable reserves evaluation firms.

The AcG 16 ceiling test resulted in a $130 million impairment ($85 million after the effect of future income taxes), while the AcG5 ceiling test resulted in an $82.0 million cushion. The main reason for the impairment relates to downward revisions on the KeyWest reserves due to poor production performance. This write-down also resulted in an income tax recovery of $45 million because the temporary difference between the carrying value of the assets and the tax basis was reduced by this write-down.

SITE RESTORATION

Site restoration on the balance sheet is accrued over the life of the asset, using the unit-of-production method of accounting. As abandonment and reclamation costs are incurred, this liability is drawn down. Year-over-year, the liability has increased by $3.1 million to $6.2 million. Of this increase, $2.2 million relates to the liability acquired with the KeyWest assets and the balance is the net increase of this year's liability. Going forward, the CICA has issued a new handbook section called "Asset Retirement Obligations" (ARO), which changes the accounting for site restoration liabilities. This will be implemented by the Trust effective January 1, 2004. The impact on the Trust is discussed further in the MD&A section titled Impact of New Accounting Pronouncements and Continuous Disclosure rules.

In accordance with the Trust indenture, Viking builds up a reclamation fund for future abandonment and site reclamation expenses. This fund accumulates at a rate of $0.20 per BOE of production. To date, Viking has funded all abandonment and reclamation costs out of cash flow and has utilized allocations to the abandonment and reclamation fund to reduce its banking facility financing costs. As at December 31, 2003 the fund totaled $4.2 million compared to $2.9 million in 2002.

FUTURE INCOME TAXES

Future income taxes arise for the Trust on corporate acquisitions. The liability is determined by taking the difference between the fair value of the capital assets acquired and the tax pools estimated as at the acquisition date, and multiplying this difference by the current income tax rate. The offset to the future income tax balance is added to the capital asset balance. In 2003, future income taxes increased by $11.5 million. This was built up by $64.1 million resulting from the KeyWest acquisition. This was offset by three events in 2003. The first was a revision of $8.5 million of the Trust's estimate of the applicable tax rates in determining future income tax balances from 42% to 35% in the second quarter of 2003. The second event was the recovery of future income tax liabilities related to the ceiling test write down. The third event related to an overall revision of estimated future income taxes due to an internal corporate re-organization completed during the year to simplify the Trust's structure.

GOODWILL

In addition, the future income tax amount for the KeyWest acquisition, when added to the purchase price, was greater than the fair value of the capital assets and resulted in the allocation of $74.4 million of goodwill on the balance sheet. At December 31, 2003, the Trust performed an impairment test on this goodwill by comparing a determination of fair value of the Trust to the book value and determined that there was no impairment.

LIQUIDITY

CONTRACTUAL OBLIGATIONS

As part of normal operations, Viking is a party to various financial guarantees, letters of credit and other contractual commitments. In addition, as discussed in the risk management section, the Trust will enter into financial instrument contracts from time to time to fix a portion of its revenue and protect future distributions. These are considered to be off-balance sheet transactions. The Trust does not have any financial instrument contracts that extend beyond 2004, and existing contracts settle monthly. The Trust currently has approximately 10% of its forecast 2004 production hedged, which will not have a material impact on the operations of the Trust. Further disclosure relating to these contracts is disclosed in Note 18 to the consolidated financial statements.

In addition to financial instrument contracts the Trust has the following types of obligations as at December 31, 2003:

($000's)                                                      Payment Date
------------------------------------------------------------------------------------------------------
                                                                                              2008 and
                                            Total       2004       2005       2006     2007     beyond
------------------------------------------------------------------------------------------------------
Bank Loan - credit facility(a)            123,666     10,305     61,833     51,528       --         --
Convertible Debentures(b)                 109,403      7,801      7,801      7,801    7,801     78,199
Operating leasese                           3,835        811        654        635      567      1,168
Lease rentals on oil & gas properties(c)   17,250      3,450      3,450      3,450    3,450      3,450
Site Restoration(d)                       122,640        835      1,027      1,480    1,743    117,555
Other(e)                                    1,300        800         --         --      500         --
------------------------------------------------------------------------------------------------------
Total contractual obligations             378,094     24,002     74,765     64,894   14,061    200,372
------------------------------------------------------------------------------------------------------

(a)      Repayment is only required if the credit facility is not renewed. See
         Note 9 to the Trust's consolidated financial statements.

(b) Interest obligations are calculated based on currently outstanding debentures. See Note 13 to the Trust's consolidated financial statements.

(c) Lease rentals are paid annually at the same rate until amended by a rental review. Saskatchewan leases being reviewed every 3 years and Alberta leases every 5 years.

(d) These are estimates of expected future abandonment and reclamation obligations and may not represent the actual future liability, or timing of future payments. The determination includes inflationary adjustment of 1.5% per annum.

(e) The obligations are off balance sheet transactions. Other than the financial instruments described above, there are no further off balance sheettransactions.

CAPITAL RESOURCES & LIQUIDITY

(`000's except per unit and % amounts)                                 2003              2002
----------------------------------------------------------------------------------------------
Bank Loan - long term portion                                    $  113,361         $  85,037
Bank Loan - current portion                                          10,305             7,731
Working capital deficit (excluding Trust Unit portions)               4,878             1,933
----------------------------------------------------------------------------------------------
Net bank debt                                                    $  128,544         $  94,701
Convertible Debentures outstanding at Dec. 31                        74,298
                                                                                           --
Market capitalization of Viking Units at Dec. 31                    547,253           386,835
----------------------------------------------------------------------------------------------
Total Viking enterprise value at Dec. 31                         $  750,095         $ 481,536
==============================================================================================
Funds from operations                                            $  115,729         $  68,792
Convertible Debenture Interest                                      (7,518)                --
----------------------------------------------------------------------------------------------
Adjusted Funds from Operations                                   $  108,211         $  68,792
==============================================================================================
Net bank debt to Funds from Operations                                  1.1               1.4
----------------------------------------------------------------------------------------------
Debt to Adjusted Funds from Operations
(if debentures were treated as debt)                                    1.9               N/A
==============================================================================================

At December 31, 2003, the Trust had drawn a total of $123.7 million (2002 - $92.8 million) of its total borrowing limit of $200.0 million. The borrowing limit was reduced in November from $225.0 million following Viking's normal mid-year review of the Trust's borrowing base. The revolving credit facility is financed by a syndicate of five major Canadian chartered banks and comprises $185.0 million of the total credit facilities. The operating credit facility of $15.0 million is financed by the syndicate's lead banker. The Trust's next credit line review will be at the renewal date of June 17, 2004. The Trust classifies a portion of the outstanding loan as current, however, this amount only becomes payable if the loan is not renewed.

Viking's working capital deficiency, excluding the current portion of the bank loan, was $4.8 million at December 31, 2003 compared to $1.9 million in 2002. The increase in the deficiency is mainly due to the Debenture interest payment due on January 31, 2004. The interest is financed out of cash flow from the Trust's producing assets.

The Debentures mature on January 31, 2008 and at the Trust's option, repayment may be settled in Trust Units or cash. No repayment is required until the maturity date, however, Debentureholders may elect to convert Debentures into Trust Units prior to that date at a conversion price of $7.25 per Unit. Considering Viking's current unit price trading range, it is not expected that the Debentures will be converted or repaid in the short term.

The most significant capital resource requirement for 2004 is the Trust's budgeted capital development program of $30.0 million. The Trust plans to finance this program through a combination of the following:

         o Proceeds from subscription of its distribution re-investment program ("DRIP program"), which currently averages approximately $6.0 million per annum;

         o        A portion of cash flow; and

         o        Available borrowing room on current debt facilities.

Growth for the Trust is dependent on successful acquisitions. Financing for future acquisitions will be funded through proceeds of divestitures of lower netback properties, debt financing and the issuance of Trust Units on the Toronto Stock Exchange (TSX). The Trust does not currently have a listing on a U.S. exchange. It is not pursuing a listing at this time, but the Trust continually evaluates this option in relation to its competition for capital in the Canadian markets. The Trust is a reporting issuer with the Securities and Exchange Commission ("SEC") in the United States. Viking electronically files its financial statements and other disclosures as required with the SEC for the benefit of U.S. Unitholders.

UNITHOLDERS' EQUITY

At December 31, 2003, the Trust's enterprise value was $750.0 million, an increase of 56% over 2002. Approximately two-thirds of this increase is attributable to the Trust Unit capitalization. The balance is comprised of the issuance of Debentures and an increase in debt.

During the year ended December 31, 2003, the Trust issued 42.1 million Trust Units at a net average Unit price of $6.63 per Unit. There were 96.9 million Trust Units outstanding at December 31, 2003, 77% more than at December 31, 2002. Approximately two-thirds of the increase related to the Units issued in connection with the KeyWest acquisition. The majority of the balance of Trust Units issued related to two separate Trust Unit offerings, both at $6.30 per Trust Unit (before issue costs) for combined total net proceeds of $88.1 million. These proceeds were used to repay the Trust's bank debt.

UNITHOLDER DISTRIBUTIONS

Viking declares its distributions monthly, payable on the 15th calendar day (or the next business day if the 15th falls on a weekend or holiday) of the following month. To receive a distribution, a Unitholder must be the holder of record on the last day of the month for which the distribution is declared. For the year ended 2003, Viking declared distributions of $1.28 per Unit, including $0.08 per Unit that was paid on January 15, 2004. This represents a 10% increase over the same period in 2002.

Distributions declared in 2003 of $106.6 million (2002 - $62.5 million) represented 92% (2002 - 92%) of funds from operations and 100% (2002 - 93%) of cash available for distribution. Cash available for distribution is a non-GAAP measure that is derived by deducting convertible debenture interest and abandonment reserve contributions from funds from operations. The derivation of cash available for distribution reflects the maximum amount of cash from operations that Unitholders are eligible to receive and is calculated in Note 11 to the Trust's Consolidated Financial Statements.

The forecast for 2003 distributions disclosed in the December 31, 2002 annual MD&A was $1.32 per Unit after taking into account the acquisition of KeyWest. While the pricing environment was approximately 20% higher overall than forecast, the lower production from the KeyWest assets in combination with two subsequent dilutive Trust Unit offerings prevented the Trust from meeting the forecast level of distributions. The following table compares Viking's 2003 forecast distributions and assumptions to actual results.

                                                         FORECAST     ACTUAL     DIFFERENCE
-------------------------------------------------------------------------------------------
Distributions (per Unit)                                $    1.32   $   1.28      $  (0.04)
-------------------------------------------------------------------------------------------
ASSUMPTIONS
-------------------------------------------------------------------------------------------
    WTI $US/bbl                                         $   25.00   $  31.04      $   6.04
    $CDN value                                          $    0.65   $   0.72      $   0.07
    Oil price impact in $Cdn to Viking                  $   33.17   $  36.91      $   3.74
-------------------------------------------------------------------------------------------
    AECO daily (per Mcf)                                $    5.00   $   6.66      $   1.66
-------------------------------------------------------------------------------------------
    Hedging loss (per unit)                             $      --   $   0.15      $   0.15
-------------------------------------------------------------------------------------------
    Production (BOE/d)                                     20,000     17,626        (2,374)
-------------------------------------------------------------------------------------------
    Weighted Average # of Trust Units                     80.4 MM    84.4 MM         4  MM
-------------------------------------------------------------------------------------------

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

In connection with the Trust's obligation to file a Form 40F with the Securities and Exchange Commission ("SEC") in the United States, the Trust has prepared
Note 20 to the Trust's Consolidated Financial Statements. This note provides a reconciliation of the Trust's Canadian GAAP consolidated net income (loss) to US GAAP and highlights the accounts on the consolidated balance sheet. There are three significant differences for the Trust between Canadian and US GAAP. These are the application of the ceiling test to capital assets, accounting for asset retirement obligations and accounting for convertible debentures. All of these differences are discussed in more detail in Note 20 to the financial statements.

In the current year the most significant impact on the income statement is driven by the difference between the Canadian and US GAAP ceiling tests. Under Canadian GAAP the Trust recorded a capital asset impairment of $130.0 million ($85.0 after future income tax recoveries). Under US GAAP the Trust did not have an impairment to record against its capital assets. The main driver for the difference is the difference between the future commodity prices used. Under US GAAP the Trust must use proved reserves future net revenue discounted at 10% based on the year-end commodity prices. Under Canadian GAAP, the Trust used management's best estimate of future commodity prices to determine the future net cash flows (discounted at the risk-free rate of return or 5%) of the proved plus probable reserves. As result of this difference there was also a lower future income tax recovery. The total impact was an net increase to net income of $92.9 million and the offsets on the balance sheet were to future income taxes, capital assets and accumulated earnings.

For US GAAP purposes, a new method of determining future asset retirement obligations ("ARO") was required to be implemented in 2003. For Canadian GAAP purposes, this requirement is not in effect until January 1, 2004. The implementation of this new accounting for ARO for US GAAP purposes is required to be done retroactively without restatement of prior periods and resulted in a total reduction of the Trust's Canadian GAAP income in 2003 of $28.0 million after the effect of future income taxes.

Finally, the Trust had $74.3 million convertible debentures outstanding at December 31, 2003. Under US GAAP, these debentures are considered to be long term debt with interest expense recorded on the income statement. Under Canadian GAAP, these debentures are still considered to be equity instruments and are classified as equity on the balance sheet with the interest paid shown as a reduction of accumulated earnings.

ADDITIONAL BUSINESS AND OPERATIONAL RISKS

Throughout this MD&A management has identified areas of specific risk which impact the Trust's ability to deliver future distributions and to continue to operate its assets including: production risk, reserves risk, commodity price risk and liquidity risk. In addition to these, management has identified the following areas of risk:

         o Environmental Health and Safety (EH&S) risk associated with oil and gas properties and facilities. Viking has communicated to all staff and operators its vision to be a pre-eminent oil and gas trust committed to proactively protecting the health and safety of its employees, contractors, the public and the environment. A set of strict guidelines has been established to meet this vision, which has also been communicated to all staff and operators. These guidelines focus on proper training, reporting of incidents, adequate supervision and awareness. The Environmental Committee of the Board of Directors assesses these risks on a regular basis. In addition, the Trust ensures that it carries adequate insurance to cover property losses, liability and business interruption.

         o Regulation, Tax and Royalties risk. Changes in government regulations including reporting requirements, income tax laws, operating practices, environmental protection requirements and royalty rates are risks to Viking's future cash flow stream. These risks are mitigated by management's active effort to stay informed of proposed changes in regulations and laws to properly respond to and plan for the effects that these changes may have on our operations.

         o Overall, the Trust market for acquisitions is highly competitive and will impact the Trust's ability to grow in the future. Competition will impact the Trust's ability to make future acquisitions and finance those acquisitions. In a strong competitive environment, acquisitions are more expensive. The Trust's access to capital (including access to the public markets, private financings and bank borrowing financings) will have a significant impact on the Trust's ability to finance these acquisitions.

To estimate the economically recoverable oil and natural gas reserves and related future net cash flows, we incorporate many factors and assumptions including:

         o expected reservoir characteristics based on geological, geophysical and engineering assessments; o future production rates based on historical performance and expected future operating and investment activities;

         o        future oil and gas prices and quality differentials;

         o        assumed effects of regulation by governmental agencies; and

         o        future development and operating costs.

We believe these factors and assumptions are reasonable, based on the information available to us at the time we prepared the estimates. However, actual results could vary considerably, which could cause material variances in:

         o estimated quantities of proved oil and natural gas reserves in aggregate and for any particular group of properties;

         o        reserve classification based on risk of recovery;

         o future net revenues, including production, revenues, taxes and development and operating expenditures;

         o financial results including the annual rate of depletion and recognition of property impairments;

         o assessing, when necessary, our oil and gas assets for impairment. Estimated future undiscounted cash flows are determined using proved reserves. The critical estimates used to assess impairment, including the impact of changes in reserve estimates, are discussed below.

As circumstances change and additional data becomes available, our reserve estimates also change, possibly materially impacting net income. Estimates made by our engineers are reviewed and revised, either upward or downward, as warranted by the new information. Revisions are often required due to changes in well performance, prices, economic conditions and governmental restrictions.

Although we make every reasonable effort to ensure that our reserve estimates are accurate, reserve estimation is an inferential science. As a result, the subjective decisions, new geological or production information and a changing environment may impact these estimates. Revisions to our reserve estimates can arise from changes in year-end oil and gas prices, and reservoir performance. Such revisions can be either positive or negative.

It would take a very significant decrease in our proved reserves to limit our ability to borrow money under our term credit facilities, as previously described in Liquidity.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS AND CONTINUOUS DISCLOSURE REQUIREMENTS

During 2003, the following new or amended standards and guidelines were issued by the CICA and Canadian Securities regulatory authorities:

HEDGING RELATIONSHIPS

Accounting Guideline 13 (AcG 13) "Hedging Relationships", which is effective for fiscal years beginning on or after July 1, 2003, addresses identification, designation, documentation and effectiveness requirements of financial instruments to qualify for hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, hedging transactions must meet a strict set of criteria to continue to apply accrual accounting for positions hedged.

If this criteria is not met, the transaction must be accounted for using mark-to-market accounting as described in EIC 128 - Accounting for Trading, Speculative, or Non-hedging Derivative Financial Instruments, which has the same effective date as AcG 13.

The Trust has implemented the new guideline effective January 1, 2004. Based on the types of financial instrument contracts the Trust participates in, most of its contracts would not qualify for hedge accounting. Had the Trust implemented the guideline as at December 31, 2003, the balance sheet would have reflected a current receivable of $0.3 million and an unrealized gain of $0.3 million.

ASSET RETIREMENT OBLIGATIONS

In March 2003, CICA handbook section 3110, Asset Retirement Obligations was issued. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for the accretion of the discount and any changes in the underlying cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time. This section comes into effect for the Trust in 2004. The Trust is currently evaluating the impact of this standard on its consolidated financial statements, however, it is not expected to have a material impact on the operations of the Trust.

FULL COST ACCOUNTING GUIDELINE

In 2003, Accounting Guideline 16 "Oil and Gas Accounting - Full Cost" was issued to replace CICA Accounting Guideline 5. The new guideline amends the ceiling test calculation applied by the Trust to its oil and gas assets. AcG 16 is effective for fiscal years beginning on or after January 1, 2004. The Trust implemented this new guideline in 2003 in accordance with the transitional provisions that encouraged early adoption. The implementation of this new guideline resulted in a ceiling test write down of $130.0 million ($85.0 million after the effect of future income taxes). If the Trust had not implemented the new guideline there would not have been a ceiling test write down.

STOCK BASED COMPENSATION

In September 2003, the CICA issued an amendment to section 3870 "Stock based compensation and other stock based payments". The amended section is effective for fiscal years beginning on or after January 1, 2004, however, earlier adoption is recommended. The amendment requires that companies measure all stock based payments using the fair value method of accounting and recognize the compensation expense in their financial statements. The Trust implemented this amended standard in 2003 in accordance with the early adoption provisions. Early adoption requires that compensation expense be calculated and recorded in the income statement for options issued on or after January 1, 2003. Prior to the implementation of this standard, only pro-forma disclosure of this impact was required. The implementation of this amended standard resulted in a compensation expense of zero and therefore had no impact on net income for the year ended December 31, 2003.

DISCLOSURE OF GUARANTEES

In February 2003, the CICA issued Accounting Guideline 14 "Disclosure of Guarantees" which requires that all guarantees be disclosed in the notes to the financial statements along with a description of the nature and term of the guarantee and estimate of the fair value of the guarantee. The new guideline is effective for fiscal years beginning on or after January 1, 2003. Implementation of this new guideline did not impact the Trust's financial results for 2003.

VARIABLE INTEREST ENTITIES

In June 2003, the CICA issued Accounting Guideline 15 "Consolidation of Variable Interest Entities" which deals with the consolidation of entities that are subject to control on a basis other than ownership of voting interests. This guideline is effective for annual and interim periods beginning on or after November 1, 2004. The Trust has assessed that this new guideline is not applicable based on the current structure of the Trust and therefore will have no impact on the financial statements of the Trust.

CONTINUOUS DISCLOSURE OBLIGATIONS

Effective March 31, 2004, the Trust and all reporting issuers in Canada will be subject to new disclosure requirements as preset forth in National Instrument 51-102 "Continuous Disclosure Obligations". This new instrument is effective for fiscal years beginning on or after January 1, 2004. The instrument provides for shorter reporting periods for filing of annual and interim financial statements, MD&A and Annual Information Forms ("AIF"). The instrument also provides for enhanced disclosure in the annual and interim financial statements, MD&A and AIF. Under this new instrument, it will no longer be mandatory for the Trust to mail annual and interim financial statements and MD&A to Unitholders. Instead, these documents will be provided on an "as requested" basis. The Trust continues to assess the implications of this new instrument, which will be implemented in 2004.

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND STANDARD OF FINANCIAL STATEMENT PRESENTATION

In 2003, the CICA re-issued handbook sections 1100 "Generally Accepted Accounting Principles and 1400 "General Standards of Financial Statement Presentation". The amendments are effective for fiscal periods on or after October 1, 2003 on a prospective basis. The most significant amendment has been the elimination of looking to industry practice in areas where Canadian GAAP is silent. Instead, entities are encouraged to seek out other accounting bodies with specific guidance first. The Trust's assessment of these amendments is that there will be no impact to the Trust's net income.

CONVERTIBLE DEBENTURES

In late 2003, the CICA finalized an amendment to CICA handbook Section 3860 - Financial Instruments - Disclosure and Presentation. This amendment will require the Trust to reclassify its convertible debentures from equity to debt. The amendment is effective for fiscal periods beginning on or after November 1, 2004.

The CICA has issued several other new standards and pronouncements which the Trust has reviewed. It was determined that those pronouncements are not applicable to the Trust at this point in time.

CANADIAN TAXABILITY OF UNITHOLDER DISTRIBUTIONS
Distributions received during the year by Unitholders are comprised of a return of capital portion which reduces the adjusted cost base of the Units held (ACB reduction) and a return on capital portion (taxable income) as reflected in the following table:

                                                          Distribution per
Record Date                      Distribution Date                    Unit   Taxable Amount   ACB Reduction
-----------------------------------------------------------------------------------------------------------
December 31, 2002              January 15, 2003             $         0.10   $       0.0550   $      0.0450
January 31, 2003               February 17, 2003            $         0.11   $       0.0605   $      0.0495
February 28, 2003              March 17, 2003               $         0.11   $       0.0605   $      0.0495
March 31, 2003                 April 15, 2003               $         0.12   $       0.0660   $      0.0540
April 30, 2003                 May 15, 2003                 $         0.12   $       0.0660   $      0.0540
May 30, 2003                   June 15, 2003                $         0.12   $       0.0660   $      0.0540
June 30, 2003                  July 15, 2003                $         0.12   $       0.0660   $      0.0540
July 31, 2003                  August 15, 2003              $         0.11   $       0.0605   $      0.0495
August 29, 2003                September 15, 2003           $         0.11   $       0.0605   $      0.0495
September 30, 2003             October 15, 2003             $         0.10   $       0.0550   $      0.0450
October 31, 2003               November 15, 2003            $         0.10   $       0.0550   $      0.0450
November 28, 2003              December 15, 2003            $         0.08   $       0.0440   $      0.0360
December 31, 2003(1)           January 15, 2004             $         0.08   $       0.0440   $      0.0360
-----------------------------------------------------------------------------------------------------------
Total                                                       $         1.38   $       0.7590   $      0.6210
-----------------------------------------------------------------------------------------------------------
                                                                                        55%             45%
-----------------------------------------------------------------------------------------------------------

(1) Pursuant to new income tax rules, Unitholders must now report distributions on an accrual basis.


US TAXABILITY OF UNITHOLDER DISTRIBUTIONS

For American non-resident Unitholders, the Trust is considered to be a corporation for US tax purposes and meets all of the qualifications for distributions to be considered long-term capital gains and not deemed dividend income.

Distributions to U.S, investors for 2003 were 59.35% taxable as a dividend for US tax purposes. The remaining 40.65% of distributions should be treated as a return of capital to the extent of a U.S. investor's tax basis in Units of the Trust. Viking has calculated earnings and profits under U.S. tax principles in order to provide this information to investors.

The Trust believes that the 2003 distributions paid to U.S. individual residents or citizens should be treated as "qualified dividends" under the Jobs and Growth Tax Relief Reconciliation Act of 2003. The amounts shown in the table below as "Taxable Qualified Dividends" should be reported on Line 9b of the

U.S. federal individual income tax return unless the situation of the individual Unitholder determines otherwise.

Unitholders who are resident in the U.S. are subject to a 15% Canadian withholding tax and should be eligible for a foreign tax credit for this amount, subject to numerous limitations. Registered non-resident Unitholders will receive a Form NR4 from Computershare Trust Company of Canada, the Trust's transfer agent, stating the amount withheld. Non-registered Unitholders should receive the information from their broker.

The following table provides, on a per unit basis, the breakdown of cash distributions, prior to Canadian withholding tax, paid by the Trust for the period January 15, 2003 to December 15, 2003. The amounts are segregated between the portion of the cash distribution that could be considered Qualified Dividends and the portion reported as Non-taxable return of capital (subject to tax basis limitations). The amounts shown are in U.S. dollars converted from Canadian dollars on the applicable payment dates:

                                                                                              Taxable    Non-Taxable
                                               Distribution      Exchange  Distribution     Qualified      Return of
Record Date              Distribution Date        Paid CDN$          Rate        US$      Dividend US$    Capital US$
---------------------------------------------------------------------------------------------------------------------
Dec. 31, 2002                Jan. 15, 2003             0.10        0.6527      0.0653          0.0388        0.0265
Jan. 31,  2003               Feb. 17, 2003             0.11        0.6575      0.0723          0.0429        0.0294
Feb. 28,  2003                Mar.17, 2003             0.11        0.6743      0.0742          0.0440        0.0302
Mar. 31, 2003                 Apr.15, 2003             0.12        0.6887      0.0826          0.0490        0.0336
Apr. 30, 2003                 May 15, 2003             0.12        0.7267      0.0872          0.0518        0.0354
May 30, 2003                 Jun. 16, 2003             0.12        0.7468      0.0896          0.0532        0.0364
Jun. 30,  2003               Jul. 15, 2003             0.12        0.7179      0.0861          0.0511        0.0350
Jul. 31,   2003              Aug. 15, 2003             0.11        0.7210      0.0793          0.0471        0.0322
Aug. 29, 2003                Sep. 15, 2003             0.11        0.7321      0.0805          0.0478        0.0327
Sep. 30,  2003               Oct. 15, 2003             0.10        0.7553      0.0755          0.0448        0.0307
Oct. 31,  2003               Nov. 17, 2003             0.10        0.7616      0.0762          0.0452        0.0310
Nov. 28, 2003                Dec. 15, 2003             0.08        0.7616      0.0609          0.0361        0.0248
---------------------------------------------------------------------------------------------------------------------
Total                                                  1.30                    0.9297          0.5518        0.3779
---------------------------------------------------------------------------------------------------------------------
                                                                                               59.35%        40.65%
---------------------------------------------------------------------------------------------------------------------

This information is not exhaustive of all possible U.S. income tax considerations and is provided as a general guideline only. Unitholders should consult with their legal and tax advisors regarding their individual tax consequences.

SENSITIVITIES OF CASH AVAILABLE FOR DISTRIBUTION

The table below reflects the sensitivities of funds from operations adjusted for convertible debenture interest and reclamation fund (also referred to by Viking as Cash Available for Distribution). The Trust has quantified operational and business risks in the Trust's operating environment:

                                                                                           Impact on Annual
                                                               Assumption         Change     Cash Available
-----------------------------------------------------------------------------------------------------------
WTI Oil price ($US/bbl)                                      $      28.00      $    1.00     $    0.04/Unit
CAD/USD exchange rate                                        $       0.76      $    0.01     $    0.01/Unit

                                                                                           Impact on Annual
                                                               Assumption         Change     Cash Available
-----------------------------------------------------------------------------------------------------------
AECO natural gas price ($/mcf)                               $       5.25      $    0.50     $    0.06/Unit
Interest rate on outstanding debt                                    4.3%           1.0%     $    0.01/Unit
Liquids production volume (bbl/d)                                  10,830            110     $    0.01/Unit
Natural gas production volume (mcf/d)                              37,300            750     $    0.01/Unit
Operating Expenses (per BOE)                                 $       8.25      $    0.08     $    0.01/Unit
G&A (per BOE)                                                $       1.45      $    0.15     $    0.01/Unit
--------------------------------------------------------------- ---------- ------ ------- ----- ------------

The impact on distributions will depend on the percentage these distributions are of Cash Available.

OUTLOOK

The Trust has declared distributions of $0.08 per Trust Unit for Unitholders of record for each of Januarythrough June in 2004. This is expected to be approximately 85 - 90% of the Trust's first quarter cash available for distribution. Management expects that 2004 annual production should average between 16,000 and 16,500 BOE/d. This production forecast is lower than the Trust's initial forecast of 17,050 issued on February 24, 2004. Lower than initially forecast performance at the Bashaw and Tweedie areas is the source of the revision.

The most significant sensitivities for distributions are production levels and commodity prices. The acquisitions in 2003 have helped to diversify Viking's exposure to production risk. Viking's technical team is dedicated to managing this risk with a capital development program of $30.0 million. This program is diversified across several areas and ranked to take advantage of the best prospects first.

To manage the Trust's exposure to commodity price risk, the Trust has historically entered into natural gas and crude oil financial contracts that fix a range of prices at or above forecast pricing levels. Going forward, the Trust has only hedged approximately 10% of its forecast 2004 production. In the short term, all hedging suggestions by management are reviewed by the board of directors and discussed in the context of the Trust's operations and strategic plan.

On March 23, 2004, the Trust announced its final reserve estimates, which were consistent with the preliminary results that had previously been announced on February 24, 2004. The impact of these results has been discussed throughout this MD&A.

Retaining talent will be a key requirement for the Trust in delivering maximum return for Unitholders. The board has designated John E. Zahary as the new C.E.O. and President for the Trust.. The Trust's board of directors and management are focused on rebuilding and creatively looking for the best opportunities to maximize Unitholder value.

Additional information relating to the Trust can be obtained at WWW.SEDAR.COM.